EXHIBIT 4.48

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS AGREEMENT dated as of October 29, 2007 (the “Effective Date”) is among:

INIZIATIVA S.A., a corporation incorporated under the laws of Luxembourg and having its head office at 23, Avenue de Monterey, L-2086 Luxembourg

(“Iniziativa”)

AND

MONTROVEST B.V., a limited liability company, incorporated under the laws of The Netherlands and having its principal office at 1076 AZ Amsterdam, Locatellikade 1, The Netherlands

(“Montrovest”)

AND

BIRKS & MAYORS INC., a corporation amalgamated under the laws of Canada and having its head office at 1240 Square Phillips, Montreal, Québec, Canada H3B 3H4

(“B&M”)

WITNESSETH:

WHEREAS, B&M and Iniziativa are parties to a Management Consulting Services Agreement dated as of April 1, 2006 and a First Amendment to the Management Consulting Services Agreement dated as of December 5, 2006 (collectively “the Consulting Agreement”) pursuant to which Iniziativa agreed to provide Advisory, Management and Corporate Services (as defined in the Consulting Agreement) to B&M upon the terms and conditions contained therein;

WHEREAS, on May 31, 2007, as a result of a corporate reorganization, Iniziativa transferred the shares that it held in B&M to Montrovest, Iniziativa’s parent company;

WHEREAS, Montrovest, as the sole shareholder of Iniziativa, assumes all the assets and liabilities of Iniziativa, effective as of October 29, 2007 as a result of the liquidation and winding-up of Iniziativa pursuant to the corporate reorganization; and

WHEREAS, Iniziativa, Montrovest and B&M wish that the Consulting Agreement be assigned from Iniziativa to Montrovest;

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be bound, agree as follows:

Article 1. Assignment

1.1	Iniziativa hereby assigns all of its rights and obligations under the Consulting Agreement to Montrovest, and Montrovest hereby accepts such assignment (the “Assignment”). Insofar as rights and obligations under the Consulting Agreement from the Effective Date are concerned, references to Iniziativa therein shall be deemed replaced with references to Montrovest.

1.2	As of the Effective Date, Iniziativa shall have no further rights and obligations of any kind whatsoever under the Consulting Agreement, and the Consulting Agreement, including the terms, conditions, covenants, agreements, and exhibits contained therein, shall be binding only on Montrovest.

Article 2. Indemnification

2.1	Montrovest shall indemnify and hold harmless Iniziativa against any and all loss, liability, damage or expenses which may be incurred by Iniziativa due to any claims of a third party in connection with the breach, default or non-performance of the Consulting Agreement by Montrovest on or after the date of execution of this Agreement.

Article 3. Consent to Assignment by B&M

3.1	Pursuant to the foregoing terms and conditions, B&M hereby grants its consent to the Assignment.

Article 4. Effectiveness of Consulting Agreement

4.1	This Agreement shall become effective on the Effective Date.

4.2	Iniziativa and Montrovest represent and warrant to B&M that no default exists under the Consulting Agreement and that the Consulting Agreement is in full force and effect as of the date hereof. The Consulting Agreement shall continue to remain in full force and effect in accordance with its terms except as otherwise modified by this Agreement.

Article 5. Applicable Law

5.1	This Agreement shall be governed by the laws of the Province of Québec and the laws of Canada applicable thereto.

Article 6. General

6.1	This Agreement contains the entire understanding among the parties hereto with respect to the matters covered herein and supersedes and cancels any prior understanding with respect to the matters covered herein.

6.2	No changes, alterations or modifications hereto shall be effective unless made in writing and signed by all the parties.

6.3	This Agreement and all its provisions will enure to the benefit of and be binding upon the parties to this Agreement and their respective successors and assigns.

6.4	The parties to this Agreement mutually agree to cooperate, adjust, initial, re-execute and re-deliver any and all documents if deemed necessary or desirable in the reasonable discretion of the parties.

6.5	The parties to this Agreement may sign this Agreement, which may be delivered by facsimile in counterparts. Each signed counterpart will be an original, and all of them constitute one and the same agreement.

6.6	Any notice, consent, approval, direction or other instrument required or permitted to be given hereunder shall be in writing and given by delivery or sent by telecopier or similar telecommunication device and addressed:

(a)	in the case of Birks & Mayors to:

Birks & Mayors Inc.

1240 Square Phillips

Montreal, Québec, Canada H3B 3H4

Tel: (514) 397-2509

Fax: (514) 397-2537

Attention: President and Chief Executive Officer

(b)	in the case of Montrovest B.V. to:

Montrovest B.V.

1076AZ Amsterdam

Locatellikade 1

The Netherlands

Tel: 31 182 386070

Fax: 31 182 387570

Attention: Managing Director

Any notice, consent, approval, direction or other instrument given as aforesaid shall be deemed to have been effectively given and received, if sent by telecopier or similar telecommunications device on the next business day following such transmission or, if delivered, to have been given and received on the date of such delivery. Any Party may change its address for service by written notice given as aforesaid.

6.7	This Agreement and related documents have been drawn up in English at the express request of the parties. Cette entente et les documents y afférents ont été rédigés en anglais à la demande expresse des parties.

(Remainder of page intentionally left blank; signature page follows)

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement on the date and at the place first above mentioned.

BIRKS & MAYORS INC.

By:	/s/ Thomas A. Andruskevich
Thomas A. Andruskevich
President and Chief Executive Officer

INIZIATIVA S.A.

By:	/s/ Filippo Recami
Filippo Recami
Chief Executive Officer and Managing Director

MONTROVEST B.V.

By:	/s/ Antonie Du Ruiter
Antonie de Ruiter
Director

5